NEWS RELEASE

Alderon Provides Corporate Update

August 11, 2015                                                                                                                          (TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) announces a corporate update to shareholders. The update addresses changes in the executive management team and an update on the Company’s cash conservation program.

Changes in the Executive Management Team

The Company announces that Mr. Tayfun Eldem will transition from his current role as President & Chief Executive Officer of the Company to become the Vice Chairman of the Company effective August 24. Mr. Mark Morabito will transition from his role as Executive Chairman to become Non-Executive Chairman and Chief Executive Officer.

Mr. Eldem has been instrumental in advancing the Company from the exploration stage to the point where the necessary regulatory approvals have been received, contracts for port and power secured, stakeholder agreements concluded and the Company has completed the required pre-construction engineering on the Kami Project, such that it is ready for construction. The Company intends to commence construction of the Kami Project when it has obtained sufficient debt and equity financing to fund the construction. The Company’s efforts to conclude the financing plan will continue to be led by Mr. Morabito. In his role as Vice Chairman, the Company will have continued access to Mr. Eldem’s advice and expertise in operational, technical and commercial matters as it pursues its financing and value-engineering objectives.

Going forward, Mr. Morabito will be focused on the following initiatives: continuing to spearhead the Company’s financing plan, working with Mr. Eldem and Alderon’s partner Hebei Iron & Steel Group Co., Ltd. (“HBIS”), to re-scope the capital and operating costs of the Kami Project in order to identify savings that have arisen from the current depressed state of the market and changes in ownership and management of assets in the Labrador Trough, and evaluating strategic alternatives for the Company. If the market price of iron ore remains at current levels, the Company expects to have additional delays in completing its financing plan.

Mark Morabito, Executive Chairman of Alderon, commented that “Alderon management recently travelled to Beijing, China to present and discuss its project re-scoping plans with HBIS, Chinese government agencies and Chinese banks. HBIS has confirmed its commitment to the Kami Project and Chinese banks continue to be interested in exploring the financing of the Kami Project. As a result of these meetings, Alderon is going to proceed with a re-scope of the project in order to identify savings resulting from the current market environment and HBIS and the Chinese banks have agreed to participate in the process. If cost savings can be identified in the re-scope of the project, this will provide significant assistance in completing the financing plan for the Kami Project.”

Cash Conservation Plan Update

Due to the decrease in the market price of iron ore, the completion of the financing plan has taken longer than anticipated. The delay in the completion of the financing has led to the Company implementing a cash conservation program (the “Program”) which will allow it to maintain sufficient liquidity while it continues to advance its financing plan (see press release dated December 9, 2015). The Program includes an interest deferral agreement with Liberty, voluntary partial payment deferrals with equipment vendors for work completed to date, workforce reductions and the implementation of the DSU Plan for Directors in place of cash director fees. The Program remains on track with the Company having approximately $17.6 million in cash and short-term investments while Management continues to identify and implement additional cash conservation measures. For additional information please refer to the Company’s unaudited condensed interim consolidated financial statements and notes thereto as of June 30, 2015 and the related Management’s Discussion and Analysis that are available on SEDAR at www.sedar.com.

As a further cash conservation measure, the Company will proceed with the closure of its Montreal office. As a result the Company’s sole corporate office will be based in Vancouver. As part of the closure of the Montreal office, after a transition period, the Company will replace its current Interim Chief Financial Officer with a new Chief Financial Officer located in Vancouver.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal and Vancouver.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by two producing iron ore mines. Its port handling facilities are located in Sept-Îles, the leading iron ore port in North America. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
W: www.alderonironore.com

For further information please call:
Mark J. Morabito
1-604-681-8030 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the completion of the Company’s financing plan, (ii) future initiatives including re-scoping of the Kami Project and potential strategic alternatives, (iii) the implementation of the cash conservation program, and (iv)  the development of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of reserve and resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory

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approvals, the estimation of insurance coverage, assumptions with respect to currency fluctuations and exchange rates, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Project, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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